FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of December, 2020

           Brazilian Distribution Company
(Translation of Registrant’s Name Into English)

Av. Brigadeiro Luiz Antonio,
3142 São Paulo, SP 01402-901
     Brazil
(Address of Principal Executive Offices)

        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F   X   Form 40-F

        (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (1)):

Yes ___ No   X

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (7)):

Yes ___ No   X

        (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No   X

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

CNPJ/ME 47.508.411/0001-56

NIRE 35.300.089.901

NOTICE TO MARKET

Companhia Brasileira de Distribuição (the “Company” or “CBD) discloses the communication received from Nuveen LLC that its aggregate holdings added up to approximately 5.03% of the total common shares issued by the Company.

The Company’s Investor Relations Department remains available to provide shareholders with any further explanation that may be required in connection with the object of this Notice to Market, through the phone number +55 (11) 3886 0421 or by the e-mail address: gpa.ri@gpabr.com

São Paulo, December 8, 2020.

Christophe José Hidalgo

Interim Chief Executive Officer, Chief Financial

and Investor Relations Officer

COMPANHIA BRASILEIRA DE DISTRIBUICAO

Av. Brigadeiro Luís Antônio, 3142, 4th floor

São Paulo - SP

CEP 01402-901

At: Christophe José Hidalgo

Investor Relations Director

gpa.ri@gpabr.com

São Paulo, December 7, 2020

Re : Disclosure of Change in Material Equity Interest

Dear Mr Hidalgo,

1	We, the undersigned Nuveen LLC, hereby notify you that certain funds and accounts managed by our investment adviser subsidiaries have acquired, in the name of such accounts and funds, a total of 13,495,892 common shares issued by Cia Brasileira de Distribuição (“Company”), representing 5.03% of the common shares issued by the Company.
2	Thus, for compliance with Article 12 of Regulation No. 358 issued by the Brazilian Securities Commission (“CVM”) on January 3, 2002, as amended, Nuveen LLC hereby provides the following information:
(i)	The registered office of Nuveen LLC is located at 730 Third Avenue New York, NY 10017, United States;
(ii)	Nuveen LLC’s objective for the participation in the Company is as a passive investment. We do not have the objective of changing the controlling group or the administrative structure of the Company;
(iii)	As indicated in item 1 above, we hold an interest, on behalf of certain funds and accounts for which our investment adviser subsidiaries act as investment manager, of 13,495,892 common shares, representing 5.03% of the common shares issued by the Company;
(iv)	Such funds or accounts do not hold any (a) securities or other right convertible into shares issued by the Company, or (b) any derivatives related thereto (either financially or physically settled); and
(v)	Nuveen LLC has not entered into any agreements or undertakings governing the exercise of voting rights or the purchase and sale of securities issued by the Company, other than agreements usually executed for purposes of asset management, pursuant to which certain of the clients of our investment adviser subsidiaries may exercise voting rights in respect of their investment portfolio.
3	The legal representative of such funds and accounts is Citibank Distribuidora de Títulos e Valores Mobiliários S.A., which is enrolled with the Corporate Taxpayers’ Registry in Brazil (“CNPJ/ME”) under No. 33.868.597/0001-40.

4	Should any further clarification or commentary be required concerning the matter, please contact Joseph T. Castro by telephone: 312-917-7899, or by e-mail: Joe.Castro@nuveen.com.

Duly authorized under Power of Attorney effective as of January 1st, 2020, by and on behalf of Nuveen LLC and its direct and indirect subsidiaries.

SIGNATURES

        Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO
Date: December 8, 2020	By: /s/ Peter Estermann Name: Peter Estermann Title: Chief Executive Officer
By: /s/ Christophe José Hidalgo Name: Christophe José Hidalgo Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.